Exhibit 2.01

Disclosure of Payments by Resource Extraction Issuers

The type and total amount of such payments, by payment type listed in paragraph (d)(9)(iii) of Item 2.01 of Form SD, made for each applicable project of the resource extraction issuer relating to the commercial development of oil, natural gas, or minerals is presented within the table below.

All payments were made in U.S. dollars and were made to the U.S. Federal Government. Expand Energy has a single reportable segment, and for the year ended December 31, 2024, the payments made were related to royalties, fees and taxes. The taxes were levied at the entity level, not at a project level. Expand Energy extracts natural gas and oil via wells, and the entity-level taxes paid were related to the extraction of natural gas and oil. All payments made during the year ended December 31, 2024 were related to fiscal year 2024, unless otherwise noted.

	Year Ended December 31, 2024
Type of Payment	Louisiana	Pennsylvania	Wyoming(a)	Entity-Level(b)	Total
($ in thousands)
Taxes	$—	$—	$—	$10,000	$10,000
Royalties	93	—	140	—	233
Fees	49	1,198	—	—	1,247
Production entitlements	—	—	—	—	—
Bonuses	—	—	—	—	—
Dividends	—	—	—	—	—
Infrastructure improvements	—	—	—	—	—
Community and social responsibility payments	—	—	—	—	—
Total	$142	$1,198	$140	$10,000	$11,480
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(a)Royalty payments in Wyoming relate to royalty payment audits from fiscal years 2017 through 2021.
(b)Tax payments relate to an extension tax payment on our 2023 federal income tax return.